ENVOY'S EBITDA MORE THAN DOUBLES

Organic growth and integration of Best-of-Breed services on an international platform result in exceptional quarter

TORONTO, Ontario. February 8, 2001 -- Envoy Communications Group Inc. (NASDAQ:
ECGI, TSE: ECG) today announced exceptional first quarter consolidated operating results, highlighted by net revenue growth of 71%, an increase in EBITDA of 114% and net earnings growth of 68% compared to the first quarter of fiscal 2000. Even more encouraging was our performance against EBITDA / share which was up 82% versus the same quarter last year. The reason we are encouraged by this strong performance in EBITDA / share is that it represents both the strong growth from existing businesses and the accretive nature of our acquisitions in recent years. These strong results also confirm that Envoy remains on track to meet all communicated financial objectives for fiscal 2001.

The strength in Envoy's year-over-year numbers clearly demonstrate the benefits Envoy is realizing by continuing to focus on organic growth and the integration of its best-of-breed services on an international basis. "Delivering integrated best-of-breed services on an international platform allows us to increase revenue by providing multiple services to our clients around the world, which is good news for our clients and our shareholders," stated Envoy President and CEO, Geoff Genovese.

Key to our performance during the first quarter of fiscal 2001 was Envoy's organic growth rate of 24%. "Envoy's organic growth is primarily derived through two key methods. First, each of our operating units focus their efforts on winning new clients as a key to growth. The Hampel Stefanides $14 Million Court TV account win, the Sage Information Consultants contracts with Co-operators Insurance and the U.S.-based wins of Pitney Bowes, NPD Group, and Oxygen Media are evidence of this. Our other key method to drive internal growth is to cross sell our services to existing clients as evidenced through our current work with Steelcase U.S. Our design group recommended our technology group to the client and the technology area was ultimately awarded an exciting assignment from Steelcase. Clearly organic growth is one of Envoy's priorities in 2001," said Geoff Genovese.


Financial Highlights

For the three months ended December 31     2000         1999        % Change

Net Revenue                             $21,776,358  $12,704,336       71%
EBITDA                                   $4,434,226   $2,068,211      114%
Earnings before Goodwill                 $1,815,115     $909,499      100%
Net Earnings                             $1,084,248     $646,931       68%
EBITDA/share                                    $0.20         $0.11    82%
Earnings before Goodwill/Share                  $0.08         $0.05    60%
Adjusted EPS FD *                               $0.06         $0.04    50%

     Fully diluted shares outstanding for the first quarter 2001 were 22,231,537 and 18,415,201 for the first quarter 2000

     * Due to new tax rates, Envoy is taking a one time, non-cash income tax expense of $100,000. This charge results in a $0.01 reduction in Envoy's fully-diluted EPS.


About Envoy

Envoy (www.envoy.to) is an international company, committed to delivering "best-of-breed" services in each of its core disciplines: design, marketing and technology. Through the convergence of its core disciplines, the Envoy Communications Group of companies provides innovative business building solutions for marquee international clients that include adidas-Salomon, BASF, CIBC, Castrol, CDNOW, FedEx, Hewlett Packard, Honda, Panasonic, Pizza Hut, Prudential (USA), Safeway, SalomonSmithBarney, Sprint Canada, Steelcase, TD Waterhouse (USA) and Wal-Mart.


Q1 Results Conference Call

Envoy will be hosting a conference call to announce it's first quarter results and other corporate developments on February 8th, 2001 at 4:30 EST. The call in numbers are as follows:

Toronto Area:           416-620-2410
All other areas:        877-871-2677

To access post-view of the conference call, contact:

Toronto Area:           416-626-4100   (access code: 17862872)
All other areas:        800-558-5253   (access code: 17863077)


Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E(i)(1) of the
United States Securities Exchange Act of 1934.   Such forward-looking
statements involve known and unknown risks, uncertainties and other factors that may cause Envoy's actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy's services, changes in competition, the ability of Envoy to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy that Envoy's plans and objectives will be achieved.

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Corporate Investor
  Relations:     Jason Mandel     (416) 599-2256      jasonm@envoy.to
Media Relations: Beverley Hammond (416)593-4181 x401  beverleyh@communique.to